Exhibit 99.5

AREA OF EXCLUSION AGREEMENT
THIS AGREEMENT made this ___ day of __________, 2018
BETWEEN:
BAYTEX ENERGY CORP., a body corporate having offices at Calgary, Alberta ("Baytex")
- and –
RAGING RIVER EXPLORATION INC., a body corporate having offices at Calgary, Alberta ("Raging River")
- and -
, an officer of Raging River, residing at Calgary, Alberta (the "Insider")
WHEREAS

A.	Baytex and Raging River are parties to an arrangement agreement dated June 17, 2018 (the "Arrangement Agreement") with Raging River;

B.
pursuant to the plan of arrangement (the "Arrangement") contemplated by the Arrangement Agreement, Baytex will acquire all of the then issued and outstanding common shares of Raging River ("Raging River Common Shares") on the Effective Date in exchange for common shares in the capital of Baytex ("Baytex Shares");

C.
the Insider is a shareholder and executive officer of Raging River and will receive Baytex Shares in exchange for the Raging River Shares held by the Insider pursuant to the Arrangement and will also receive a payment at the Effective Time from Raging River in respect of the cessation of their employment with Raging River or as a retention bonus in connection with the Arrangement;

D.
pursuant to the terms of the Arrangement Agreement, it is a condition to the completion of the Arrangement that the Insider enters into this Agreement to provide for an area of exclusion and non-solicitation commitment; and

E.	the Insider acknowledges and agrees that he will derive substantial economic benefit from the completion of the Arrangement.
In consideration of the payment of $10.00 and other good and valuable consideration provided by Baytex and Raging River to the Insider, including securities issuable by Baytex to the Insider pursuant to the Arrangement and certain cash payments made by Raging River at the Effective Time in connection with the Arrangement (the receipt and sufficiency of which is hereby acknowledged for all purposes by the Insider), the parties hereto agree as follows:

Article 1
DEFINITIONS AND RULES OF CONSTRUCTION

1.1
In this Agreement, capitalized terms used but not defined herein shall have the meanings given to those terms in the Arrangement Agreement. In addition, the following terms shall have the following meanings:

(a)
"Affiliated Entity" of the Insider means a Person that is controlled, directly or indirectly, by the Insider and, for the purposes of this subsection 1.1(a), a Person shall be deemed to be controlled by the Insider if the Insider owns or controls, directly or indirectly, sufficient shares, partnership interests or other securities having voting rights of such Person to elect the majority of its board of directors (or equivalent);

(b)	"Agreement" means this Area of Exclusion Agreement, as it may be supplemented or amended by written agreement between the parties, as provided for herein;

(c)
"Area of Exclusion" means the lands within a 1.0 mile radius surrounding the lands in which Raging River had an Interest in at the Effective Date within the Woodbend Group (Duvernay Area) and the Viking Formation (Viking Area) as identified in yellow on the maps attached as Schedule "A" hereto;

(d)
"Interest" means any right, title, estate or interest of any nature or kind whatsoever in either or both of petroleum and natural gas rights and facilities, whether a working interest, a royalty interest, a net profits interest, a farm-in interest, option or otherwise and whether undeveloped, producing or shut-in, having the potential for the production of petroleum or natural gas, or otherwise, provided that an "Interest" shall not include any facilities located within the Area of Exclusion that are used to service any right, title, estate or interest of any nature or kind whatsoever in either or both of petroleum and natural gas rights or in facilities outside of the Area of Exclusion;

(e)	"Person" includes an individual, a partnership (limited or general), a firm, an unincorporated syndicate or organization, a corporation or company, or a trust (including a commercial trust);

(f)	"Proprietary Information" means all confidential information owned, controlled or in the possession of Raging River that relates to the Area of Exclusion, including, without limitation:

(i)	trade secrets, seismic, geological, geophysical and engineering interpretations, whether in tangible or intangible form; and

(ii)	information pertaining to Raging River’s operations, future business plans, databases or operating procedures but does not include information that:

(iii)
that is already in the public domain or becomes a part of the public domain after the date hereof, other than as a result of a failure on the part of the Insider to observe the confidentiality restrictions set out herein; or

(iv)	is developed by the Insider independently of the Proprietary Information;

(g)	“Viking Formation” mean the formation measured from a depth of 719.5 meters to 732.5 meters TVD on the Compensated Neutron-Density Log of the 141/10-04-032-23W3/00 well; and

(h)	“Woodbend Group” means those intervals occurring between 2200.0 meters and 2511.0 meters TVD based on the Sonic Log of the 102/12-25-046-02W5/00 well.

1.2
The division of this Agreement into Articles, Sections and subsections and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise stated specifically in this Agreement, any reference in this Agreement to an Article, Section or subsection refers to the specified Article, Section or subsection of this Agreement.

ARTICLE 2
RESTRICTIVE COVENANTS

2.1
Subject to Section 2.2, during the period commencing on the date hereof and ending on the date that is [severance period] following the Effective Date (the "Exclusion Period"), the Insider agrees that, unless he receives the written consent of Baytex, he will not, directly or indirectly through an Affiliated Entity, or jointly with any other Person, whether as principal, agent, employer, employee, consultant, partner or shareholder (save and except as a shareholder or other securityholder where the shareholdings (or securityholdings) of the Insider represent, in the aggregate, less than five per cent (5%) of the voting equity of the applicable corporation or other entity), do any of the following:

(a)	acquire an Interest in the Area of Exclusion; or

(b)
engage in any activities in the nature of the exploration for or the evaluation, development or production of petroleum, natural gas, solution gas or other related substances, located within or under the Area of Exclusion; or

(c)
lend money to, guarantee the debts and obligations of, invest in, or have any other interest in (whether financial or otherwise) any Person or entity holding an Interest in the Area of Exclusion save and except where such Insider holds less than five (5%) percent of the voting equity of such Person or entity holding an Interest in the Area of Exclusion.

2.2	The parties hereto agree that:

(a)
the Insider may consult with, be employed by, or have a relationship with a Person who has an Interest within the Area of Exclusion or who acquires an Interest in the Area of Exclusion during the Exclusion Period (a “Third Party”), so long as the Insider or any Affiliated Entity of the Insider does not divulge any Proprietary Information to the Third Party, nor actively participate in the efforts of the Third Party to acquire any Interest(s) within the Area of Exclusion;

(b)
the Insider and/or any Affiliated Entity of the Insider may acquire control of a Person that owns an Interest within the Area of Exclusion at any time during the Exclusion Period, provided that the Insider or any Affiliated Entity of the Insider complies with Section 3.1 hereof.

2.3
During the Exclusion Period, the Insider agrees that he will not, directly or indirectly through an Affiliated Entity, or jointly with any other Person, whether as principal, agent, employer, employee, consultant, partner or shareholder (save and except as a shareholder where the shareholdings of the Insider represent, in the aggregate, less than five per cent (5%) of the voting equity of the applicable corporation or other entity) solicit for hire as a director, officer, employee or consultant any individual employed by or providing services to Baytex or Raging River or their affiliates at the time of such solicitation and who was, at the date the Arrangement Agreement was entered into by Baytex and Raging River, either an employee, officer or consultant of Raging River.

ARTICLE 3
ACQUISITION OF INTERESTS IN THE AREA OF EXCLUSION

3.1
If the Insider and any Affiliated Entity of the Insider (in each case, an “Acquiror”) acquires, through inadvertence or otherwise, and whether directly or indirectly, any Interest(s) within the Area of Exclusion or control of any Person that owns any Interest(s) within the Area of Exclusion, at any time during the Exclusion Period, the Insider shall or shall cause the Acquiror to:

(a)	notify Baytex of the acquisition, including a reasonable description of the Interest(s) within the Area of Exclusion acquired and, if applicable, the identity of the acquired Person (“Notice”);

(b)
subject to any confidentiality provision of any agreement relating to such acquisition, provide Baytex with a copy of all applicable and relevant documentation relating to such acquisition (the “Documents”);

(c)	include with the Notice evidence of the total consideration paid or to be paid by the Acquiror to a third party for the Interest(s) within the Area of Exclusion or the acquired Person, provided that:

(i)
in the case where Interests were acquired by the Acquiror, certain of which are outside of, and certain of which are within, the Area of Exclusion, the Acquiror shall, acting in good faith, provide a reasonable estimate of the portion of the purchase price that was allocated to each of the Interests owned by that Person; and

(ii)
in the case of the acquisition of a Person (such as, for example, the acquisition of a corporation) that owns Interest(s) certain of which are outside of, and certain of which are within, the Area of Exclusion, the Acquiror shall, acting in good faith, provide a reasonable estimate of the portion of the purchase price that was allocated to each of the Interests owned by that Person; and

(iii)
in the case where the consideration described in the Notice is other than cash (in whole or in part), the Acquiror shall, acting in good faith, provide an estimate of the monetary equivalent value of the non-cash consideration for the Interests within the Area of Exclusion; and

(iv)
if the Acquiror acquires a Person that holds an Interest or Interests within, the Area of Exclusion, and any of the applicable Interest(s) is subject to a property-specific encumbrance created by such Person prior to the date of the acquisition of that Person by the Acquiror, the Acquiror will, if the applicable Interest(s) would be transferred to Baytex pursuant to this Agreement (assuming Baytex elected hereunder to acquire the Interests) subject to such encumbrance, include with the Notice a reasonable estimate of the value of such property specific encumbrance and the consideration to be paid by Baytex for those Interests shall be net of the value of those property-specific encumbrances;
(the consideration to be paid by Baytex for the Interests within the Area of Exclusion shall be equal to the portion of the purchase price that was allocated to the Interests in the Area of Exclusion that were acquired by the Acquiror less the value of the applicable property-specific encumbrances and shall be referred to herein as the “Value”). The 30-day period referred to in Section 3.2 shall not commence until any required estimate of Value is received by Baytex pursuant to this subsection 3.1(c). In the event Baytex reasonably and in good faith disputes any Value estimated by the Acquiror for purposes of this subsection 3.1(c), then any of Baytex or the applicable Acquiror shall be entitled to refer the matter to arbitration pursuant to Section 5.5. In such event, the 30-day period referred to in Section 3.2 shall only commence following the receipt of the arbitrator’s decision; and

(d)	offer to sell and convey (or cause to be sold and conveyed, as applicable) the Interest(s) within the Area of Exclusion to Baytex in accordance with the terms of this Agreement.

3.2
Within 30 days of receiving the last of the Notice, the Documents and the Value, Baytex shall have the exclusive right to elect by notice to the Acquiror to acquire 100% (but no less than 100%) of the Interest(s) described in the Notice by paying 100% of the amount paid by the Acquiror to the applicable vendor (including the Crown in respect of Crown sales) to acquire the Interest(s) or, in the case of a transaction described in any of clauses 3.1(c)(i), (ii) or (iii) above, 100% of the Value (either as specified by the Acquiror or as determined by arbitration, as applicable) for the Interest(s) plus, in the case of a transaction described in clauses 3.1(c)(ii) above, interest on the Value at the same interest rate set forth in Baytex’s credit facility calculated from the date of acquisition to the date of conveyance to Baytex pursuant to Section 3.3.

If Baytex fails to communicate an election to an Acquiror within the aforesaid 30 day period, Baytex shall be deemed to have waived its rights to acquire the applicable Interest(s) without affecting their ongoing rights under Article 3 in respect of subsequently acquired Interest(s) (or Persons with Interest(s)).

3.3
Whenever Baytex elects to acquire any Interest(s), the Acquiror shall as soon as practicable convey (or cause the conveyance of) the Interest(s) to Baytex free and clear of any and all adverse claims, liens or encumbrances of any nature or kind whatsoever created by, through or under the Acquiror, against payment of the amount specified in Section 3.2 hereof. In the case of an Interest(s) within the Area of Exclusion owned by a Person acquired by the Acquiror, the Acquiror shall cause the Interest(s) within the Area of Exclusion to be conveyed directly by that Person to Baytex against payment by Baytex to that Person, which Interest(s) shall be free and clear of any and all adverse claims, liens or encumbrances of any nature or kind whatsoever created by, through or under:

(a)	the Acquiror;

(b)	that Person subsequent to the date of the acquisition of that Person by the Acquiror; and

(c)
that Person prior to the date of the acquisition of that Person by the Acquiror which are not property-specific charges or encumbrances and which are of a general corporate nature but which nevertheless encumber or could otherwise potentially adversely affect the Interests. For purposes of clarification and certainty, (1) property-specific charges and encumbrances would include royalties and conditional sale agreements and (2) encumbrances of a general corporate nature would include general security agreements.
ARTICLE 4
INJUNCTIVE RELIEF

4.1
The parties hereto agree that the provisions of Article 2 are essential for the protection of Baytex and, if breached, will result in irreparable harm to Baytex. Without prejudice to any and all remedies that may be available to Baytex, at law or in equity, injunctive relief may be the only sufficient relief for a breach of the covenants under Article 2 and the Insider hereby agrees that Baytex shall be entitled to injunctive relief, including an interim injunction, in any court of competent jurisdiction, to enforce any of the covenants of this Agreement, upon the breach or threatened breach thereof, together with reimbursement of all reasonable solicitor and client fees and other expenses incurred therewith provided that Baytex is successful in obtaining its injunction and if not successful, the Insider shall be entitled to be reimbursed its reasonable solicitor and client fees and other expenses incurred therewith.

ARTICLE 5
MISCELLANEOUS

5.1	The Insider shall cause each of its Affiliated Entities to comply with this Agreement as if and to the extent that those Affiliated Entities were parties to this Agreement.

5.2
Each Notice or other communication provided for in this Agreement shall be in writing directed to the party to whom given, made or delivered and forwarded by prepaid courier to that party’s address as follows:

Baytex:
Baytex Energy Corp.
2800 – 520, 3rd Avenue S.W.
Calgary, Alberta, T2P 0R3

Attention:    General Counsel
Raging River:
c/o Baytex Energy Corp.
2800 – 520, 3rd Avenue S.W.
Calgary, Alberta, T2P 0R3

Attention:    General Counsel
Insider:

5.3
Each party shall do all such further acts and execute and deliver all such further agreements and documents which any other party may reasonably request in order to more fully carry out the purposes and the intent of this Agreement.

5.4
This Agreement shall be binding upon the Insider and his executors, administrators and other personal representatives and shall enure to the benefit of Baytex and its successors and permitted assigns. This Agreement is not assignable by the either party at any time without the prior written consent of the other party, which consent may be unreasonably withheld.

5.5
Any disputes or issues arising under this Agreement (including whether any Interest acquired by any Insider or an Affiliated Entity is required to be offered to Baytex hereunder or the mechanics for completing a sale to Baytex) may be referred to arbitration before a single arbitrator by any party involved in the dispute. Any such arbitration, including the selection of the arbitrator, shall be governed by the Arbitration Act (Alberta) and the regulations thereunder as amended from time to time. The decision of any such arbitrator shall be final and binding on the parties involved in the dispute. The costs and expenses related to any such arbitration shall be borne and paid equally by the parties involved in the dispute unless otherwise determined by the arbitrator.

5.6
No waiver by any party of any breach (whether actual or anticipated) of any of the covenants, provisions or conditions herein contained shall take effect or be binding upon that party unless the same is expressed in writing executed by that party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

5.7
The parties acknowledge and confirm that the Agreement was negotiated and prepared by the parties hereto with the advice of their respective legal counsel to the extent deemed necessary by each of the parties, and was not prepared by any party to the exclusion of any other party and, accordingly, should not be construed against one or more parties by reason of its preparation, negotiation, or drafting.

5.8
If any term of this Agreement is or becomes invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other term of this Agreement and such invalid, illegal or unenforceable term shall be, as to such jurisdiction, severable from this Agreement.

5.9
The Insider acknowledges and agrees that the foregoing agreements are being relied upon by Baytex as an integral part of and as a material inducement to entering into the Arrangement Agreement and that the foregoing agreements are reasonable and will not interfere with the Insider’s ability to pursue other business ventures or a proper livelihood. The Insider represents and warrants that it is legally free to make and perform this Agreement, that it has had access to independent legal representation for the purposes of entering into this Agreement, that it has no obligation to any other Person or entity that would affect or conflict with any of its obligations under this Agreement and that the strict performance of its obligations will not violate any law, regulation, order, decree or contractual obligation by which it is bound.

5.10
No failure or delay by Baytex in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

5.11
This Agreement shall be conclusively deemed for all purposes whatsoever to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein and shall be treated in all respects as an Alberta contract.

5.12
Whenever the singular or neuter is used in this Agreement, the same shall be construed as meaning plural, body politic, corporate, partnership, trustee, agency or vice versa, as the context so requires. In this Agreement, the word "includes", "including" and similar expressions means "including but without limitation".

5.13	A derivative of a defined term shall have a corresponding meaning herein.

5.14	No amendment or other variation of the provisions of this Agreement shall be binding on the parties or any of them unless it is evidenced in writing executed by all of the parties.

5.15	Time shall be of the essence hereof.

5.16
This Agreement may be executed in any number of separate counterparts with the same effect as if all parties had signed the same copy of this Agreement. All counterparts shall be construed together and constitute one agreement.

5.17
Each party shall be entitled to rely on the delivery of executed facsimile copies of counterpart execution pages of this Agreement and such facsimile copies shall be legally effective to create a valid and binding agreement among the parties.

BAYTEX ENERGY CORP.
Per:
Per:
RAGING RIVER EXPLORATION INC.
Per:

Witness

SCHEDULE "A"
Duvernay Area
MAP REDACTED

Viking Area
MAP REDACTED